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EXHIBIT NUMBER 11


RISCORP, Inc. and Subsidiaries
Statement Re Computation of Per Share Earnings
For The Three Months Ended March 31, 1996

 (Unaudited)
(Dollars in Thousands Except Per Share Amounts)

                                               Three Months Ended
                                                 March 31, 1996

Net Income                                             $3,057

Weighted average common  and common
 share equivalents outstanding:

     Average number of common shares outstanding   30,488,744

     Common stock equivalents - assumed
       exercise of stock options                    2,047,599

     Weighted average common and
       common share equivalents outstanding        32,536,343

Earnings per share                                    $  0.09

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